Exhibit 1.1

NEWS RELEASE

Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215
www.glimcher.com

INVESTORS:
Lisa A. Indest
SVP, Finance and Accounting
614.887.5844
lindest@glimcher.com

FOR IMMEDIATE RELEASE
Friday, August 3, 2012

GLIMCHER ANNOUNCES REDEMPTION OF PREFERRED SHARES

COLUMBUS, Ohio—August 3, 2012—Glimcher Realty Trust (NYSE:GRT) announced today that it intends to redeem all of its issued and outstanding 8.75% Series F Cumulative Redeemable Preferred Shares (the “Series F Shares”) (CUSIP: 379302300) and a portion of its issued and outstanding 8.125% Series G Cumulative Redeemable Preferred Shares (the “Series G Shares”) (CUSIP: 379302409).  All of the 2,400,000 issued and outstanding Series F Shares will be redeemed.  Of the 9,500,000 issued and outstanding Series G Shares, 1,200,000 Series G Shares will be redeemed on a pro rata basis (as nearly as practicable without creating fractional shares) from each record holder.  Holders of Series F Shares and Series G Shares through the Depository Trust Company will be redeemed in accordance with the applicable procedures of the Depository Trust Company.

The redemption date will be September 4, 2012.  The Series F Shares will be redeemed at a redemption price of $25.00 per share, plus accumulated and unpaid distributions to but excluding the redemption date in an amount equal to $0.3896 per share, for a total payment of $25.3896 per share.  The Series G Shares will be redeemed at a redemption price of $25.00 per share, plus accumulated and unpaid distributions to but excluding the redemption date in an amount equal to $0.3617 per share, for a total payment of $25.3617 per share.  The redemption price for the Series F Shares and the Series G Shares will be payable in cash, without interest as soon as practicable after the redemption date.  After the redemption date, distributions on Series F Shares and the redeemed Series G Shares will cease to accrue, such shares shall no longer be deemed outstanding and all rights of the holders in respect of such shares being redeemed will terminate, except for the right to receive the redemption price, without interest thereon.  Because the redemption of the Series F Shares is a redemption in full, trading of the Series F Shares on the NYSE will cease after the redemption date.

The notice of redemption and related materials for each of the Series F Shares and Series G Shares are being mailed to holders of record as of August 3, 2012.  As specified in each notice of redemption, payment of the applicable redemption price will be made only upon presentation and surrender of the certificates representing the Series F Shares or the Series G shares to the redemption agent, Computershare Trust Company, N.A., Attention: Corporate Actions, at 250 Royall Street, Canton, MA 02021.  Questions regarding the redemption of the Series F Shares or the Series G Shares, or the procedures therefore, may be directed to Computershare Trust Company, N.A. at 800-546-5141.

The Series F Shares trade on the New York Stock Exchange (“NYSE”) under the symbol “GRTPRF” and the Series G Shares trade on the NYSE under the symbol “GRTPRG”.

The aggregate amount to be paid to effect the redemptions of the Series F Shares and the Series G Shares will be approximately $91.4 million, which will be funded primarily by net proceeds from Glimcher’s recent offering of its 7.5% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share.

About Glimcher Realty Trust

Glimcher Realty Trust, a real estate investment trust, is a recognized leader in the ownership, management, acquisition and development of malls, which includes open-air centers, enclosed regional malls, as well as outlet centers.  At June 30, 2012, GRT owned interests in and managed 28 properties with gross leasable area totaling approximately 21.6 million square feet, consisting of 25 malls (21 wholly owned and four partially owned through joint ventures) and three community centers (two wholly owned and one partially owned through a joint venture).

Glimcher Realty Trust’s common shares are listed on the New York Stock Exchange under the symbol “GRT.”  Glimcher Realty Trust’s Series F and Series G preferred shares are listed on the New York Stock Exchange under the symbols “GRTPRF” and “GRTPRG,” respectively.  Glimcher Realty Trust is a component of both the Russell 2000® Index, representing small cap stocks, and the Russell 3000® Index, representing the broader market.  Glimcher® and Scottsdale Quarter® are registered trademarks of Glimcher Realty Trust.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy.  Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements.  Risks and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and market conditions, tenant bankruptcies, bankruptcies of joint venture (JV) partners, rejection of leases by tenants in bankruptcy, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases, the financial stability of tenants within the retail industry, the failure of Glimcher to make additional investments in regional mall properties and redevelopment of properties, the failure to acquire properties as and when anticipated, the failure to fully recover tenant obligations for CAM, taxes and other property expenses, failure to comply or remain in compliance with covenants in the Company’s debt instruments, failure or inability to exercise available extension options on debt instruments, failure of Glimcher to qualify as a real estate investment trust, termination of existing JV arrangements, conflicts of interest with the Company’s existing JV partners, failure to achieve projected returns on development properties, the failure to sell malls and community centers and the failure to sell such properties when anticipated, the failure to achieve estimated sales prices and proceeds from the sale of malls, increases in impairment charges, additional impairment charges, as well as other risks listed in this news release and from time to time in Glimcher’s reports filed with the Securities and Exchange Commission or otherwise publicly disseminated by Glimcher.

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